SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 August2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Half-year Report

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2016
A good performance driven by proven strategy for high quality growth
Financial summary1	Reported			Underlying2
	2016	2015	% Change	2016	2015	% Change
Revenue	$838m	$915m	(8)%	$771m	$736m	5%
Fee Revenue3	$673m	$656m	3%	$687m	$656m	5%
Operating profit	$344m	$337m	2%	$345m	$313m	10%
Adjusted EPS	89.0¢	87.2¢	2%	89.4 ¢	80.3¢	11%
Basic EPS4	87.7¢	156.2¢	(44)%
Interim dividend per share	30.0¢	27.5¢	9%
Net debt	$1,829m	$1,710m	7%

1All figures before exceptional items unless otherwise noted. 2Excluding owned asset disposals, managed leases and significant liquidated damages; at constant H1 2015 exchange rates (CER). Underlying adjusted EPS based on underlying EBIT, effective tax rate, and reported interest at actual exchange rates. 3Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages. 4After exceptional items.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
“We continue to execute our well-established strategy as we deliver consistent, high-quality growth and generate significant operating cash flows. We have had a good first half, delivering a 10% increase in underlying operating profit and an 11% increase in underlying EPS, underpinning our decision to increase the interim dividend by 9%.
We have driven another excellent signings performance, which includes a second hotel for Kimpton outside the Americas, in Paris. We enhanced our loyalty proposition, continued to develop our technological capabilities and grew our digital channels, supporting our unique owner proposition. We have also remained focused on innovating and evolving our brand portfolio, which includes launching the latest phase of the Crowne Plaza refresh in the US.
The fundamentals for our industry, and particularly for IHG as one of the largest branded players, remain compelling. This backdrop, combined with our winning strategy and the strength of our business model, will enable us to deliver sustainable growth into the future. Despite the uncertain environment in some markets, we remain confident in the outlook for the remainder of the year.”

Financial Highlights
● Solid revenue growth driven by both RevPAR and rooms
 Global comparable H1 RevPAR of 2.0%, led by rate up 1.4%. Q2 RevPAR up 2.5%, with growth in all regions.
 3.6% net room growth year on year, with 17k room openings, up 8% year on year (with Q2 up over 40%).
 $11.9bn total gross revenue from hotels in IHG’s system (up 1.7% year on year; up 4.0% CER).
● High-quality business model, focused on disciplined execution, capital allocation and shareholder returns
 Group fee margin of 48.6%, up 2.9%pts (up 2.6%pts CER), aided by favourable phasing of costs along with scale benefits and continued focus on tight overhead control.
 Focused investment and asset recycling led to net capital expenditure of $83m (gross: $108m).
 $1.5bn returned to shareholders in May via a $6.329 per share special dividend with 5 for 6 share consolidation.
 9.1% increase in interim dividend to 30.0¢.

Strategic Progress
● Strengthening our portfolio of preferred brands
 Highest signings for InterContinental since 2008, further expanding the world’s largest luxury hotel brand.
 Growing our boutique footprint, with the signing of our second Kimpton outside the Americas in Paris, and the opening of the second Hotel Indigo in our AMEA region, in Singapore.
 Continued momentum for our new brands, with an additional signing for HUALUXE, taking the pipeline to 21 hotels. In July we opened our fourth EVEN Hotel, an owned property in Brooklyn, New York.
 Next phase of Crowne Plaza refresh announced in the US, supported by $200m investment over 3 years (~$100m system funded, ~$100m within existing capex guidance).
 Continued roll-out of both our Formula Blue room design for Holiday Inn Express in the Americas, and our innovative Open Lobby solution for Holiday Inn in Europe and the Americas.

● Strong pipeline driving momentum and supporting future growth
 Signed 35k rooms into the pipeline, taking it to 222k rooms.
 45% of the pipeline is under construction and 90% is in our ten priority markets.
 13% share of the active industry pipeline, around three times current supply share, reflecting our strong growth position.

● Driving revenue through digital capabilities and loyalty proposition
 Digital revenue up over 7% year on year; within this, mobile revenue up 32% year on year with mobile now driving more traffic to our websites than desktop.
 Global roll out of ‘Your Rate by IHG Rewards Club’ announced, helping drive a 20% YTD increase in IHG Rewards Club enrolments and an increase in point redemptions of almost one third.
 Innovative cloud-based Guest Reservation System on track for pilot and phased rollout starting in 2017.

Americas – Strong fee revenue growth

Comparable RevPAR increased 2.4% (Q2: up 2.8%), driven by 2.2% rate growth. US RevPAR grew 2.1%, with 2.6% in Q2. This overall figure was impacted by our concentration in oil-producing markets, where RevPAR was down 6.3% in Q2; the remainder of the estate grew 3.7%.

On an underlying1 basis revenue was up 7% and operating profit up 9%, driven by good growth in both franchised and managed fees, aided by favourable cost phasing in the franchised business and a $4m year on year saving on US healthcare costs. This was partially offset by $4m of previously disclosed costs incurred ahead of the re-opening of InterContinental New York Barclay in April, which is already positioning itself as one of the premier hotels in its market, and is commanding 35% higher rates than pre-refurbishment. Underlying1 owned revenue was up 5% ($3m) and underlying operating profit flat, with good RevPAR growth offset by phasing of costs at one hotel. Reported revenue grew by 4% (5% CER) and profits increased 6% (7% CER), negatively impacted by the previously reported $3m of liquidated damages received in 2015.

We opened 13k rooms (95 hotels), our fastest pace in 5 years, including 6 Holiday Inn Club Vacations properties (2k rooms). 10k rooms (64 hotels) were removed as we continue to focus on high quality brand representation. We signed 20k rooms, including more than 100 Holiday Inn Brand Family hotels in the US.

H2 2016:
As previously disclosed, to drive growth across our brand portfolio, we are investing $7m into permanent franchise development resources; with $4m now expected in H2, with a further $3m annualisation in 2017. $2m of the $6m that we expected to incur as reopening costs for InterContinental New York Barclay will now be in H2. We expect $5m of favourable phasing of franchise costs in H1 to reverse in H2.

Europe – Best signings performance since 2008

Comparable RevPAR increased by 2.0% (Q2: up 2.6%), driven by rate up 1.6%. UK RevPAR increased by 1.4%, led by strong trading in the provinces. In Germany, 8.7% RevPAR growth was driven by a particularly favourable trade fair calendar in Q2. Challenging trading conditions in Paris persist, with a 19.5% RevPAR decline partially offset by strong growth in the French provinces.

On an underlying1 basis revenue was down 5% and operating profit down 3%. Performance across much of the estate was good, this was offset by a $2m revenue reduction in relation to three managed hotels; two of which have exited the system and one of which is undergoing a major refurbishment. Reported revenue declined 24% (22% CER) and reported operating profit was down 6% (3% CER). This was impacted by the sale of InterContinental Paris – Le Grand on 20 May 2015, but had some benefit from favourable phasing of regional overheads.

Opened 1k rooms (3 hotels) and signed 4k rooms (24 hotels), the latter being our best performance for the half since 2008. This included the 694 room Holiday Inn London – Kensington and the 51 room InterContinental Venice – Palazzo Nani in Italy.

AMEA – Strong trading in key markets offset by weakness in the Middle East

Comparable RevPAR decreased 0.4% (Q2: up 0.4%). Performance outside the Middle East continued to be strong, with 4.3% RevPAR growth overall. India was up 10.5%, Japan and Australia up mid-single digits and South-East Asia up low-single digits. In the Middle East RevPAR was down 8.0% due to the ongoing impact of low oil prices. An increasing mix of new rooms opening in developing markets meant that total RevPAR was down 1.8% in the half.

On an underlying1 basis, revenue was down 2% and operating profit down 5%. Good underlying growth in our managed business was offset by a $4m revenue reduction in relation to four hotels; three long standing contracts being renewed onto standard market terms and one equity stake disposal. Reported revenue declined 1% (down 1% CER) and operating profit 3% (down 3% CER).

We opened 2k rooms (8 hotels), including our first Holiday Inn Express in Australia, driving net system growth of nearly 8% year on year (including almost 3k rooms in Makkah with low annual fee contribution due to the highly seasonal demand nature of this market). We signed 3k rooms (11 hotels) including our first hotel in Myanmar, the 500-room Holiday Inn Yangon Pyay Road.

H2 2016:
There will be a further $3m revenue reduction in H2 in relation to the three contract renewals and one equity stake disposal.

1Excluding owned asset disposals, managed leases, significant liquidated damages at constant FY15 exchange rates (CER)

Greater China – Solid mainland trading and double digit system growth drive strong profit increases

Comparable RevPAR increased 2.4% (Q2: up 2.5%), with growth of 4.7% in mainland China offset by continued declines in Hong Kong and Macau. Mainland tier 1 cities continued to trade particularly well, with RevPAR up 6.6%, driven by strong performance in Beijing and Shanghai. Our strategy to maximise our long term growth potential by using our mainstream brands to penetrate less developed cities impacted total RevPAR, which was down 2.7% for the region.

Underlying1 revenue was up 14% and profit up 38% driven by strong trading in mainland China, double-digit year on year net system growth and $3m managed fee contribution from InterContinental Hong Kong which was sold on 31 October 2015. Reported revenue and operating profit declined by 53% (51% CER) and 41% (35% CER) respectively, impacted by the sale of the InterContinental Hong Kong.

We opened 2k rooms (6 hotels), including two InterContinental hotels in Wuhan and Nantong, taking the portfolio for the brand to 15k rooms (36 hotels) in the region. We signed 8k rooms (33 hotels), including our first two franchised Holiday Inn Express properties, in Shanghai and Qidong.

Highly cash generative business with disciplined approach to capital allocation

● Significant free cash flow from operations
 Free cash flow of $336m for the half, up 151% year on year (H1 2015: $134m), includes cash receipts on behalf of the system fund of ~$95m from renegotiation of long-term partnership agreements and the benefit of favourable phasing of tax payments compared to prior year.

● Investing for growth
 Third owned EVEN Hotel opened in Brooklyn in July; seven further EVEN Hotels in pipeline, all asset light.
 InterContinental New York Barclay (in which IHG has a 20% JV stake) re-opened in late April after its major refurbishment.
 $108m gross capital expenditure in first half: $36m maintenance capex and key money; $25m recyclable investments; and $47m system funded capital investments. $11m proceeds received from asset recycling and $14m system fund depreciation received via working capital, resulting in $83m of net capital expenditure.
 Gross capex guidance remains unchanged at up to $350m p.a. into the medium term.

● Shareholder returns  9.1% increase in the interim dividend to 30.0¢.  $1.5bn returned to shareholders in May via a $6.329 per share special dividend with 5 for 6 share consolidation.

● Efficient balance sheet provides flexibility
 Financial position remains robust, with an on-going commitment to an efficient balance sheet and investment grade credit rating.
 Net debt at end of first half of $1,829m (including $224m finance lease on InterContinental Boston), up $1.3bn on the 2015 close following the payment of the $1.5bn special dividend in May. Net debt to EBITDA now stands at 2.3x (LTM).

Foreign exchange – stronger US dollar impacts reported profit

The stronger US dollar in H1 reduced group RevPAR to 0.2% when reported at actual rates, and negatively impacted reported profit by $4m. Europe and Greater China were most affected, with foreign exchange reducing RevPAR growth by around 4%pts in each region. A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Currency markets continue to be volatile and we expect foreign exchange to have an impact on 2016 reported profit. If 30 June 2016 spot exchange rates had existed throughout H2 2015, reported operating profit for that period would have been $6m higher.

Note that whilst the UK comprises around 5% of our group revenues, approximately 50% of our gross central overhead and 40% of Europe regional overhead are in sterling. At 30 June 2016 exchange rates, approximately 70% of our debt is denominated in sterling.

Interest, tax, and exceptional items
Interest: Net financial expenses reduced by $2m to $41m due to high levels of cash ahead of payment of the $1.5bn special dividend on 23 May 2016.

Tax: Based on the position at the end of the half, the tax charge has been calculated using an interim effective tax rate of 33% (2015: 30%). We continue to expect the full year 2016 tax rate to be in the low 30s.

Exceptional operating items: Net exceptional loss of $5m for the half related to the Kimpton integration.

1Excluding owned asset disposals, managed leases and significant liquidated damages; at constant FY15 exchange rates (CER).

Appendix 1: Comparable RevPAR Movement Summary
	Half Year 2016			Q2 2016
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	2.0%	1.4%	0.4pts	2.5%	1.7%	0.5pts
Americas	2.4%	2.2%	0.1pts	2.8%	2.1%	0.5pts
Europe	2.0%	1.6%	0.3pts	2.6%	2.5%	0.1pts
AMEA	(0.4)%	0.0%	(0.3)pts	0.4%	2.1%	(1.1)pts
G. China	2.4%	(2.7)%	3.0pts	2.5%	(2.2)%	3.0pts

Appendix 2: RevPAR movement summary at constant exchange rates (CER) vs. actual exchange rates (AER)
	Half Year 2016			Q2 2016
	CER	AER	Difference	CER	AER	Difference
Group	2.0%	0.2%	1.8%pts	2.5%	1.0%	1.4%pts
Americas	2.4%	1.4%	1.0%pts	2.8%	1.9%	0.9%pts
Europe	2.0%	(1.7)%	3.7%pts	2.6%	(0.5)%	3.1%pts
AMEA	(0.4)%	(2.4)%	2.0%pts	0.4%	0.0%	0.4%pts
G. China	2.4%	(1.7)%	4.1%pts	2.5%	(1.8)%	4.3%pts

Appendix 3: Half Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%*	Signings	Total
Group	17,436	(12,083)	5,353	749,721	3.6%	34,512	222,233
Americas	12,843	(10,010)	2,833	482,408	1.7%	20,039	99,450
Europe	640	(777)	(137)	106,574	2.8%	3,744	23,398
AMEA	1,854	(1,018)	836	73,409	7.8%	2,659	37,200
G. China	2,099	(278)	1,821	87,330	12.1%	8,070	62,185

* compared to H1 2015

Appendix 4: Half Year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Franchised	340	324	295	279	37	37	6	6	2	2	-	-
Managed	113	116	32	36	10	13	42	42	29	25	-	-
Owned & leased	13	32	12	12	-	1	1	1	-	18	-	-
Regional overheads	(60)	(67)	(26)	(32)	(13)	(15)	(10)	(9)	(11)	(11)	-	-
Profit pre central overheads	406	405	313	295	34	36	39	40	20	34	-	-
Central overheads	(62)	(68)	-	-	-	-	-	-	-	-	(62)	(68)
Group Operating profit	344	337	313	295	34	36	39	40	20	34	(62)	(68)

Appendix 5: Constant exchange rate (CER) and underlying operating profit movement before exceptional items
	Total***		Americas		Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	2%	3%	6%	7%	(6)%	(3)%	(3)%	(3)%	(41)%	(35)%

Underlying**** Growth/ (decline)	Total***		Americas		Europe		AMEA		G. China
	10%		9%		(3)%		(5)%		38%
Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2016	0.70	0.90	** Translated at constant 2015 exchange rates
2015	0.66	0.90	*** After central overheads
			**** At CER and excluding: owned asset disposals, results from managed lease hotels and significant liquidated damages (see below for definitions)

Appendix 6: Definitions

CER: constant exchange rates with H1 2015 exchange rates applied to H1 2016.
Comparable RevPAR: Revenue per available room for hotels that have traded for all of 2015 and 2016, reported at CER.
Fee revenue: Group revenue excluding owned and leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases and significant liquidated damages.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue H1 2016 $20m; H1 2015 $22m; EBIT H1 2016 $1m, H1 2015 $2m. Europe: Revenue H1 2016 $38m; H1 2015 $36m; EBIT H1 2016 $1m, H1 2015 $(1m). AMEA: Revenue H1 2016 $24m; H1 2015 $21m; EBIT H1 2016 $2m, H1 2015 $1m.
Owned asset disposals: InterContinental Hong Kong was sold on 30 September 2015 (H1 2015: $67m revenue and $18m EBIT), InterContinental Paris – Le Grand was sold on 20 May 2015 (H1 2015: $30m revenue and $1m EBIT).
Significant liquidated damages: $nil in H1 2016; $3m in H1 2015 ($3m Americas managed in Q2).
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than owned and leased hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2015 or 2016, reported at CER.

Appendix 7: Investor information for 2016 interim dividend
Ex-dividend date:	1 September 2016	Record date:	2 September 2016	Payment date:	7 October 2016
Dividend payment:	ADRs: 30.0 cents per ADR; Ordinary shares: 22.6 pence per share.

For further information, please contact:
Investor Relations (Catherine Dolton; Adam Smith):	+44 (0)1895 512 176	+44 (0)7808 098 724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512 008	+44 (0)7736 746 167

Webcast for Analysts and Shareholders:
A conference call and webcast presented by Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:30am London time on 2nd August on the web address www.ihgplc.com/interims16. For those wishing to ask questions please use the dial in details below which will have a Q&A facility.
The webcast replay will be available on the website later on the day of the results and will remain on it for the foreseeable future.

UK toll: UK toll free: US toll: Passcode:	+44 (0)20 3003 2666 0808 109 0700 +1 212 999 6659 IHG Investor
A replay of the conference call will also be available following the event – details are below.
Replay: Pin:	+44 (0)20 8196 1998 3565972#
US conference call and Q&A: An additional conference call, primarily for US investors and analysts, at 9:00am New York Time on 2nd August. There will be an opportunity to ask questions.
UK toll: US toll: US toll free: Passcode:	+44 (0)20 3003 2666 +1 212 999 6659 +1 866 966 5335 IHG Investor
A replay of the conference call will also be available following the event – details are below.
Replay: Pin:	+44 (0)20 8196 1998 5519478#
Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 2nd August. The web address is www.ihgplc.com/interims16

Notes to Editors:

IHG® (InterContinental Hotels Group) ]LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE™ Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and nearly 750,000 guest rooms in almost 100 countries, with more than 1,400 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme, with more than 96 million members worldwide.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

INTERIM MANAGEMENT REPORT

This Interim Management Report discusses the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the six months ended 30 June 2016.

GROUP
	6 months ended 30 June
Group results	2016	2015	%
	$m	$m	change
Revenue
Americas	490	471	4.0
Europe	109	144	(24.3)
AMEA	115	116	(0.9)
Greater China	55	118	(53.4)
Central	69	66	4.5
	____	____	____
Total	838	915	(8.4)
	____	____	____
Operating profit
Americas	313	295	6.1
Europe	34	36	(5.6)
AMEA	39	40	(2.5)
Greater China	20	34	(41.2)
Central	(62)	(68)	8.8
	____	____	____
Operating profit before exceptional items	344	337	2.1
Exceptional operating items	(5)	164	(103.0)
	____	____	____
	339	501	(32.3)
Net financial expenses	(41)	(43)	4.7
	____	____	____
Profit before tax	298	458	(34.9)
	____	____	____
Earnings per ordinary share
Basic	87.7¢	156.2¢	(43.9)
Adjusted	89.0¢	87.2¢	2.1

Average US dollar to sterling exchange rate	$1 : £0.70	$1 : £0.66	6.1

During the six months ended 30 June 2016, revenue decreased by $77m (8.4%) to $838m primarily as a result of the disposal of owned hotels in the prior year, in line with the Group’s asset-light strategy. Operating profit before exceptional items increased by $7m (2.1%) to $344m.

On an underlying1 basis, revenue and operating profit increased by $35m (4.8%) and $32m (10.2%) respectively. The underlying results exclude the impact of owned hotel disposals in the prior-year, the results of managed lease hotels, and significant liquidated damages (2016: $nil; 2015: $3m).

At constant currency, net central overheads decreased by $3m (4.4%) to $65m compared to 2015 (but at actual currency decreased by $6m (8.8%) to $62m).

Profit before tax decreased by $160m to $298m primarily due to the $175m exceptional gain on the sale of InterContinental Paris – Le Grand on 20 May 2015. Basic earnings per ordinary share decreased by 43.9% to 87.7¢, whilst adjusted earnings per ordinary share increased by 2.1% to 89.0¢.

1 Underlying excludes the impact of owned-asset disposals, significant liquidated damages, and the results from managed lease hotels, translated at constant currency by applying prior-year exchange rates.

	Hotels		Rooms
Global hotel and room count		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	183	(1)	62,406	366
Kimpton	62	1	11,076	100
HUALUXE	3	-	798	-
Crowne Plaza	405	(1)	112,647	(637)
Hotel Indigo	70	5	8,407	743
EVEN Hotels	3	-	446	-
Holiday Inn1	1,220	(6)	228,235	135
Holiday Inn Express	2,456	31	241,061	4,655
Staybridge Suites	226	6	24,582	618
Candlewood Suites	347	6	32,813	485
Other	95	(3)	27,250	(1,112)
	____	____	______	_____
Total	5,070	38	749,721	5,353
	____	____	______	_____
Analysed by ownership type
Franchised	4,243	24	533,329	2,581
Managed	820	14	214,182	2,779
Owned and leased	7	-	2,210	(7)
	____	____	______	_____
Total	5,070	38	749,721	5,353
	____	____	______	_____

1Includes 44 Holiday Inn Resort properties (11,444 rooms) and 22 Holiday Inn Club Vacations properties (7,175 rooms)
  (2015: 47 Holiday Inn Resort properties (11,518 rooms) and 16 Holiday Inn Club Vacations properties (5,231 rooms)).

	Hotels		Rooms
Global pipeline		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	57	5	16,307	631
Kimpton	16	(2)	3,128	(238)
HUALUXE	21	-	6,657	25
Crowne Plaza	87	3	23,930	749
Hotel Indigo	63	-	8,929	(279)
EVEN Hotels	8	-	1,262	-
Holiday Inn1	260	4	52,477	273
Holiday Inn Express	651	49	80,928	5,323
Staybridge Suites	128	14	14,103	1,462
Candlewood Suites	103	5	9,215	495
Other	13	(1)	5,297	(124)
	____	____	______	_____
Total	1,407	77	222,233	8,317
	____	____	______	_____
Analysed by ownership type
Franchised	979	74	109,205	7,036
Managed	427	3	112,826	1,281
Owned and Leased	1	-	202	-
	____	____	______	_____
Total	1,407	77	222,233	8,317
	____	____	______	_____

1Includes 14 Holiday Inn Resort properties (3,121 rooms) (2015: 14 Holiday Inn Resort properties (3,548 rooms)).

THE AMERICAS
	6 months ended 30 June
Americas Results	2016	2015	%
	$m	$m	change
Revenue
Franchised	338	323	4.6
Managed	86	85	1.2
Owned and leased	66	63	4.8
	____	____	____
Total	490	471	4.0
	____	____	____
Operating profit before exceptional items
Franchised	295	279	5.7
Managed	32	36	(11.1)
Owned and leased	12	12	-
	____	____	____
	339	327	3.7
Regional overheads	(26)	(32)	18.8
	____	____	____
Total	313	295	6.1
	____	____	____

Americas Comparable RevPAR movement on previous year	6 months ended 30 June 2016
Franchised
Crowne Plaza	1.7%
Hotel Indigo	1.5%
Holiday Inn	2.8%
Holiday Inn Express	2.0%
All brands	2.2%
Managed
InterContinental	4.4%
Kimpton	2.5%
Crowne Plaza	4.1%
Holiday Inn	6.1%
Staybridge Suites	5.2%
Candlewood Suites	1.9%
All brands	3.5%
Owned and leased
All brands	4.0%

Franchised revenue increased by $15m (4.6%) to $338m and operating profit increased by $16m (5.7%) to $295m. On a constant currency basis, revenue increased by $18m (5.6%) to $341m and operating profit increased by $19m (6.8%) to $298m, aided by favourable cost phasing. Royalties1 growth of 2.7% was driven by 1.6% rooms growth year-on-year and comparable RevPAR growth of 2.2%, adversely impacted by our concentration in oil-producing markets.

Managed revenue increased by $1m (1.2%) to $86m, and operating profit decreased by $4m (11.1%) to $32m. Revenue and operating profit included $20m (2015: $22m) and $1m (2015: $2m) respectively from one managed lease property2. Excluding results from this managed lease hotel, significant liquidated damages (2016: $nil; 2015: $3m) and on a constant currency basis, revenue increased by $9m (15.0%) and operating profit increased by $1m (3.2%).

Owned and leased revenue increased by $3m (4.8%) to $66m, and operating profit remained flat at $12m. On a constant currency basis, owned and leased revenue increased by $3m (4.8%), and operating profit remained flat at $12m, as good RevPAR growth was offset by phasing of costs at one hotel.

1 Royalties are fees, based on rooms revenue, that a franchisee pays to the brand owner for use of the brand name.
2 A property that is structured for legal reasons as an operating lease but has the same characteristics as a management contract.

	Hotels		Rooms
Americas hotel and room count		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	48	(2)	16,501	(608)
Kimpton	62	1	11,076	100
Crowne Plaza	170	(2)	45,299	(1,017)
Hotel Indigo	44	4	5,683	612
EVEN Hotels	3	-	446	-
Holiday Inn1	766	(6)	136,313	318
Holiday Inn Express	2,130	24	189,845	2,873
Staybridge Suites	217	6	23,280	618
Candlewood Suites	347	6	32,813	485
Other	84	-	21,152	(548)
	____	____	______	_____
Total	3,871	31	482,408	2,833
	____	____	______	_____
Analysed by ownership type
Franchised	3,576	28	425,030	2,800
Managed	290	3	55,755	40
Owned and leased	5	-	1,623	(7)
	____	____	______	_____
Total	3,871	31	482,408	2,833
	____	____	______	_____

1Includes 23 Holiday Inn Resort properties (6,580 rooms) and 22 Holiday Inn Club Vacations (7,175 rooms)
  (2015: 23 Holiday Inn Resort properties (5,902 rooms) and 16 Holiday Inn Club Vacations (5,231 rooms)).

	Hotels		Rooms
Americas pipeline		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	6	2	2,125	580
Kimpton	16	(2)	3,128	(238)
Crowne Plaza	13	(2)	2,441	(49)
Hotel Indigo	28	(2)	3,545	(479)
EVEN Hotels	8	-	1,262	-
Holiday Inn1	126	1	16,922	(1,281)
Holiday Inn Express	480	31	46,502	2,557
Staybridge Suites	120	15	12,804	1,574
Candlewood Suites	103	5	9,215	495
Other	12	(1)	1,506	(93)
	____	____	______	_____
Total	912	47	99,450	3,066
	____	____	______	_____
Analysed by ownership type
Franchised	863	54	89,906	4,043
Managed	48	(7)	9,342	(977)
Owned and Leased	1	-	202	-
	____	____	______	_____
Total	912	47	99,450	3,066
	____	____	______	_____

1Includes 6 Holiday Inn Resort properties (880 rooms) (2015: 7 Holiday Inn Resort properties (1,657 rooms)).

EUROPE
	6 months ended 30 June
Europe results	2016	2015	%
	$m	$m	change
Revenue
Franchised	49	50	(2.0)
Managed	60	64	(6.3)
Owned and leased	-	30	(100.0)
	____	____	____
Total	109	144	(24.3)
	____	____	____
Operating profit before exceptional items
Franchised	37	37	-
Managed	10	13	(23.1)
Owned and leased	-	1	(100.0)
	____	____	____
	47	51	(7.8)
Regional overheads	(13)	(15)	13.3
	____	____	____
Total	34	36	(5.6)
	____	____	____

Europe comparable RevPAR movement on previous year	6 months ended 30 June 2016

Franchised
All brands	2.3%

Managed
All brands	0.1%

Franchised revenue decreased by $1m (2.0%) to $49m and operating profit remained flat at $37m. On a constant currency basis, revenue and operating profit increased by $1m (2.0%) and $1m (2.7%) respectively.

Europe comparable RevPAR movement on previous

The last remaining hotel in the owned and leased estate, InterContinental Paris – Le Grand, was sold in 2015. Following this, revenue and operating profit in the estate decreased to nil.

1 Properties that are structured for legal reasons as an operating lease but has the same characteristics as a management contract.

	Hotels		Rooms
Europe hotel and room count		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	31	(1)	9,694	(192)
Crowne Plaza	88	-	20,270	1
Hotel Indigo	19	-	1,790	-
Holiday Inn1	284	(1)	46,219	69
Holiday Inn Express	228	-	27,583	58
Staybridge Suites	6	-	877	-
Other	1	(1)	141	(73)
	____	____	______	_____
Total	657	(3)	106,574	(137)
	____	____	______	_____
Analysed by ownership type
Franchised	611	(4)	94,182	(228)
Managed	46	1	12,392	91
	____	____	______	_____
Total	657	(3)	106,574	(137)
	____	____	______	_____

1Includes 1 Holiday Inn Resort property (88 rooms) (2015: 2 Holiday Inn Resort properties (212 rooms)).

	Hotels		Rooms
Europe pipeline		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	6	1	933	51
Crowne Plaza	15	4	3,198	525
Hotel Indigo	14	3	1,758	355
Holiday Inn	39	2	8,463	629
Holiday Inn Express	54	9	8,535	1,337
Staybridge Suites	4	0	511	-
Other	-	-	-	(31)
	____	____	______	_____
Total	132	19	23,398	2,866
	____	____	______	_____
Analysed by ownership type
Franchised	106	18	16,860	2,733
Managed	26	1	6,538	133
	____	____	______	_____
Total	132	19	23,398	2,866
	____	____	______	_____

ASIA, MIDDLE EAST AND AFRICA (AMEA)
	6 months ended 30 June
AMEA results	2016	2015	%
	$m	$m	change
Revenue
Franchised	8	8	-
Managed	90	91	(1.1)
Owned and leased	17	17	-
	____	____	_____
Total	115	116	(0.9)
	____	____	____
Operating profit before exceptional items
Franchised	6	6	-
Managed	42	42	-
Owned and leased	1	1	-
	____	____	_____
	49	49	-
Regional overheads	(10)	(9)	(11.1)
	____	____	____
Total	39	40	(2.5)
	____	____	_____

AMEA comparable RevPAR movement on previous year	6 months ended 30 June 2016

Franchised
All brands	(1.4)%
Managed
All brands	(0.2)%

Franchised revenue and operating profit remained flat at $8m and $6m respectively. On a constant currency basis, revenue and operating profit remained flat.

Managed revenue decreased by $1m (1.1%) to $90m and operating profit remained flat at $42m. Comparable RevPAR decreased by 0.2%. Revenue and operating profit included $24m (2015: $21m) and $2m (2015: $1m) respectively from one managed lease property1. Excluding results from this hotel and on a constant currency basis, revenue and operating profit decreased by $3m (4.3%) and $1m (2.4%) respectively. Good underlying growth in our managed business was offset by a $4m revenue reduction in relation to four hotels; three long standing contracts being renewed onto standard market terms and one equity stake disposal.

In the owned and leased estate, revenue and operating profit remained flat at $17m and $1m respectively. On a constant currency basis, revenue increased by $1m (5.9%) to $18m and operating profit remained flat at $1m.

1 A property that is structured for legal reasons as an operating lease but has the same characteristics as a management contract.

	Hotels		Rooms
AMEA hotel and room count		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	68	-	21,101	(137)
Crowne Plaza	71	-	20,037	26
Hotel Indigo	2	1	323	131
Holiday Inn1	90	(1)	20,638	(346)
Holiday Inn Express	32	5	7,141	1,255
Staybridge Suites	3	-	425	-
Other	5	(1)	3,744	(93)
	____	____	______	_____
Total	271	4	73,409	836
	____	____	______	_____
Analysed by ownership type
Franchised	52	-	11,933	9
Managed	217	4	60,889	827
Owned and leased	2	-	587	-
	____	____	______	_____
Total	271	4	73,409	836
	____	____	______	_____

1Includes 14 Holiday Inn Resort properties (2,956 rooms) (2015: 15 Holiday Inn Resort properties (3,169 rooms))

	Hotels		Rooms
AMEA pipeline		Change over		Change over
	2016 30 June	2015 31 December	2016 30 June	2015 31 December
Analysed by brand
InterContinental	23	1	5,643	294
Crowne Plaza	19	-	5,112	(189)
Hotel Indigo	11	(2)	2,049	(232)
Holiday Inn1	44	(1)	11,813	284
Holiday Inn Express	40	(3)	8,283	(1,061)
Staybridge Suites	4	(1)	788	(112)
Other	-	-	3,512	-
	____	____	______	_____
Total	141	(6)	37,200	(1,016)
	____	____	______	_____
Analysed by ownership type
Franchised	8	-	1,957	(222)
Managed	133	(6)	35,243	(794)
	____	____	______	_____
Total	141	(6)	37,200	(1,016)
	____	____	______	_____

12016 and 2015 includes 4 Holiday Inn Resort properties (1,071 rooms)

GREATER CHINA
	6 months ended 30 June
Greater China results	2016	2015	%
	$m	$m	change
Revenue
Franchised	2	2	-
Managed	53	49	8.2
Owned and leased	-	67	(100.0)
	____	____	____
Total	55	118	(53.4)
	____	____	____
Operating profit before exceptional items
Franchised	2	2	-
Managed	29	25	16.0
Owned and leased	-	18	(100.0)
	____	____	____
	31	45	(31.1)
Regional overheads	(11)	(11)	-
	____	____	____
Total	20	34	(41.2)
	____	____	____

Greater China comparable RevPAR movement on previous year	6 months ended 30 June 2016

Managed
All brands	3.2%

In the franchised estate, both revenue and operating profit remained flat at $2m.

Managed revenue and operating profit increased by $4m (8.2%) and $4m (16.0%) respectively. Comparable RevPAR increased by 3.2%, whilst System size grew by 13.2% year-on-year, driving a 8.8% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 9.5%, due primarily to increased food and beverage revenue. On a constant currency basis, revenue increased by $7m (14.3%) to $56m, whilst operating profit increased by $6m (24.0%) to $31m as growth in mainland China offset continued declines in Hong Kong and Macau, and $3m managed fee contribution from InterContinental Hong Kong.

The last remaining hotel in the owned and leased estate, InterContinental Hong Kong, was sold in 2015. Following this, revenue and operating profit in the estate decreased to nil.

	Hotels		Rooms
Greater China hotel and room count	2016	Change over 2015	2016	Change over 2015
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	36	2	15,110	1,303
HUALUXE	3	-	798	-
Crowne Plaza	76	1	27,041	353
Hotel Indigo	5	-	611	-
Holiday Inn1	80	2	25,065	94
Holiday Inn Express	66	2	16,492	469
Other	5	(1)	2,213	(398)
	____	____	______	_____
Total	271	6	87,330	1,821
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	267	6	85,146	1,821
	____	____	______	_____
Total	271	6	87,330	1,821
	____	____	______	_____

1Includes 6 Holiday Inn Resort properties (1,820 rooms) (2015: 7 Holiday Inn Resort properties (2,235 rooms))

	Hotels		Rooms
Greater China pipeline	2016	Change over 2015	2016	Change over 2015
	30 June	31 December	30 June	31 December
Analysed by brand
InterContinental	22	1	7,606	(294)
HUALUXE	21	-	6,657	25
Crowne Plaza	40	1	13,179	462
Hotel Indigo	10	1	1,577	77
Holiday Inn1	51	2	15,279	641
Holiday Inn Express	77	12	17,608	2,490
Other	1	-	279	-
	____	____	______	_____
Total	222	17	62,185	3,401
	____	____	______	_____
Analysed by ownership type
Franchised	2	2	482	482
Managed	220	15	61,703	2,919
	____	____	______	_____
Total	222	17	62,185	3,401
	____	____	______	_____

1Includes 4 Holiday Inn Resort properties (1,170 rooms) (2015: 3 Holiday Inn Resort properties (820 rooms))

CENTRAL
	6 months ended 30 June
	2016	2015	%
Central results	$m	$m	change

Revenue	69	66	4.5
Gross central costs	(131)	(134)	2.2
	____	____	____
Net central costs	(62)	(68)	8.8
	____	____	____

Central results
Net central costs decreased by $6m (8.8%) compared to 2015 (a $3m or 4.4% decrease to $65m at constant currency). Central revenue, which mainly comprises technology fee income, increased by $3m (4.5%) to $69m, driven by increases in both comparable RevPAR and IHG System size in the first half of 2016. At constant currency, gross central costs increased by $1m (0.7%) compared to 2015 (a $3m or 2.2% decrease at actual currency).

OTHER FINANCIAL INFORMATION

Exceptional operating items
The $5m exceptional operating charge relates to the costs of integrating Kimpton into the operations of the Group.
For the same period last year, exceptional operating items totalled a net gain of $164m primarily due to an exceptional gain of $175m on the sale of InterContinental Paris – Le Grand on 20 May 2015.

Net financial expenses
Net financial expenses decreased by $2m to $41m for the six months ended 30 June 2016 reflecting a decrease in average net debt levels prior to the payment of the $1.5bn special dividend.

Taxation
The tax charge on profit before tax, excluding the impact of exceptional items, has been calculated using an interim effective tax rate of 33%. Excluding the effect of prior-year items, the equivalent effective tax rate would also be approximately 33%. This rate is higher than the average UK statutory rate for the year of 20% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $2m representing tax relief on the Kimpton integration costs.

Net tax paid in the six months ended 30 June 2016 totalled $32m.

Dividends
The Board has proposed an interim dividend per ordinary share of 30¢ (22.6p), representing growth of 9% on the 2015 interim dividend.

On 23 February 2016, the Group announced a $1.5bn return of funds to shareholders by way of a special dividend and share consolidation. The special dividend (632.8¢ per ordinary share) was paid on 23 May 2016.

Capital structure and liquidity management
During the six months ended 30 June 2016, $382m of cash was generated from operating activities including cash receipts on behalf of the System Fund of approximately $95m from renegotiation of long-term partnership agreements. Net cash outflows from investing activities totalled $97m. Net debt at 30 June 2016 was $1,829m and included $224m in respect of the finance lease obligations for the InterContinental Boston.

The Group had net liabilities of $1,032m at 30 June 2016 reflecting that its internally generated brands are not recorded on the balance sheet, in accordance with accounting standards. The change in net liabilities (from $319m net assets at 31 December 2015) was due to the payment of the $1.5bn special dividend on 23 May 2016.

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which could materially affect the Group’s business for the remainder of the financial year remain those set out on pages 156 to 159 of the IHG Annual Report and Form 20-F 2015.

In summary, the Group is exposed to risks relating to:

● political and economic developments;
● events that adversely impact domestic or international travel;

● the hotel industry supply-and-demand cycle;
● a competitive and changing industry;
● executing and realising benefits from strategic transactions, including acquisitions;
● the dependency upon a wide range of external stakeholders and business partners;
● increasing competition from online travel agents and intermediaries;

● identifying, securing and retaining franchise and management agreements;
● changing technology and systems; ● the reliance on the reputation of its brands and is exposed to inherent risks; ● its intellectual property;

● its reliance upon the resilience of its reservation system and other key technology platforms and is exposed to risks that could cause the failure of these systems;
● safety, security and crisis management;

● requiring the right people, skills and capability to manage growth and change;
● its financial stability and ability to borrow and satisfy debt covenants;
● litigation;
● information security and data privacy;

● compliance with existing and changing regulations across numerous countries, territories and jurisdictions; and
● difficulties insuring its business.

We continued to make good progress against our winning strategy in the first half of 2016, strengthening our brands, loyalty programme and owner proposition. We delivered a strong signings performance, underlying fee revenue1 growth of 4.7%, and underlying operating profit2 growth of 10.2%, giving us the confidence to increase the interim dividend by 9%.

Favourable economic fundamentals and historically modest levels of new supply in the US continue to support growth in our largest region, where demand continues to be at an all-time high. With regard to the UK, and the June 2016 Brexit referendum in particular, we note firstly that only a small proportion of our business comes from the UK, and secondly that with a substantial proportion of our central costs denominated in sterling, we would even benefit at a profit level if the post-referendum sterling exchange rate is maintained. More generally, whilst there continue to be political and economic uncertainties in some regions, our geographic diversity and resilient business model, together with current trading trends, leaves us confident in the outlook for the rest of the year.

A copy of the IHG Annual Report and Form 20-F 2015 is available at www.ihgplc.com.

 Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages, translated at constant currency by applying prior-year exchange rates.
2 Underlying operating profit excludes the impact of owned-asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates.

GOING CONCERN

An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in this Interim Management Report. Information on the Group’s treasury management policies can be found in note 20 to the Group Financial Statements in the IHG Annual Report and Form 20-F 2015.

The Group refinanced its bank debt in March 2015 and put in place a new five-year $1.275bn facility with two optional one-year extensions (the first of which was exercised in February 2016) and in August 2015 the Group issued a 10-year £300m sterling bond. At the end of June 2016, the Group was trading significantly within its banking covenants and debt facilities.

The Group’s fee-based model and wide geographic spread means that it is well placed to manage through uncertain times, and our forecasts and sensitivity projections, based on a range of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the financial statements continue to be prepared on going concern basis.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

●
The condensed set of Financial Statements has been prepared in accordance with IAS 34;
●
The Interim Management Report includes a fair review of the important events during the first six months, and their impact on the financial statements and a description of the principal risks and uncertainties for the remaining six months of the year, as required by DTR 4.2.7R; and
●
The Interim Management Report includes a fair review of related party transactions and changes therein, as required by DTR 4.2.8R.

On behalf of the Board

Richard Solomons                                       Paul Edgecliffe-Johnson
Chief Executive                                                    Chief Financial Officer

1 August 2016                                                      1 August 2016

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the six months ended 30 June 2016

	6 months ended 30 June 2016			6 months ended 30 June 2015
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	838	-	838	915	-	915
Cost of sales	(270)	-	(270)	(344)	-	(344)
Administrative expenses	(177)	(5)	(182)	(188)	(11)	(199)
Share of losses of associates and joint ventures	(2)	-	(2)	(1)	-	(1)
Other operating income and expenses	3	-	3	4	175	179
	_____	____	____	_____	____	____
	392	(5)	387	386	164	550

Depreciation and amortisation	(48)	-	(48)	(49)	-	(49)
	_____	_____	_____	_____	____	____

Operating profit (note 3)	344	(5)	339	337	164	501
Financial income	4	-	4	2	-	2
Financial expenses	(45)	-	(45)	(45)	-	(45)
	_____	_____	_____	_____	____	____

Profit before tax	303	(5)	298	294	164	458

Tax (note 5)	(99)	2	(97)	(88)	(2)	(90)
	_____	_____	_____	_____	____	____
Profit for the period from continuing operations	204	(3)	201	206	162	368
	_____	_____	_____	_____	_____	_____

Attributable to:
Equity holders of the parent	203	(3)	200	205	162	367
Non-controlling interest	1	-	1	1	-	1
	_____	_____	_____	____	____	____
	204	(3)	201	206	162	368
	_____	_____	_____	_____	_____	_____

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			87.7¢			156.2¢
Diluted			87.3¢			154.9¢
Adjusted	89.0¢			87.2¢
Adjusted diluted	88.6¢			86.5¢
	_____		_____	_____		_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2016

	2016 6 months ended 30 June $m	2015 6 months ended 30 June $m

Profit for the period	201	368

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on valuation of available-for-sale financial assets, net of related tax charge of $nil (2015 $nil)	(3)	4
Exchange gains/(losses) on retranslation of foreign operations, net of related tax charge of $2m (2015 credit of $3m)	98	(5)
Exchange losses reclassified to profit on hotel disposal	-	2
	_____	_____
	95	1
Items that will not be reclassified to profit or loss:
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $3m (2015 charge of $4m)	(11)	8
	_____	_____
Total other comprehensive income for the period	84	9
	_____	_____
Total comprehensive income for the period	285	377
	_____	_____
Attributable to:
Equity holders of the parent	282	376
Non-controlling interest	3	1
	_____	_____
	285	377
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2016

	6 months ended 30 June 2016
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	169	(2,513)	2,653	10	319

Total comprehensive income for the period	-	93	189	3	285
Transfer of treasury shares to employee share trusts	-	(24)	24	-	-
Purchase of own shares by employee share trusts	-	(10)	-	-	(10)
Release of own shares by employee share trusts	-	39	(39)	-	-
Equity-settled share-based cost	-	-	15	-	15
Tax related to share schemes	-	-	2	-	2
Equity dividends paid	-	-	(1,637)	(5)	(1,642)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	(15)	15	-	-	-
	_____	______	_____	_____	_____
At end of the period	154	(2,400)	1,206	8	(1,032)
	_____	_____	_____	_____	_____

	6 months ended 30 June 2015
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	178	(2,539)	1,636	8	(717)

Total comprehensive income for the period	-	1	375	1	377
Purchase of own shares by employee share trusts	-	(47)	-	-	(47)
Release of own shares by employee share trusts	-	62	(62)	-	-
Equity-settled share-based cost	-	-	14	-	14
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(125)	-	(125)
Exchange adjustments	1	(1)	-	-	-
	_____	_____	_____	_____	_____
At end of the period	179	(2,524)	1,841	9	(495)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.
All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 June 2016
	2016 30 June	2015 31 December
	$m	$m
ASSETS
Property, plant and equipment	425	428
Goodwill and other intangible assets	1,251	1,226
Investment in associates and joint ventures	136	136
Trade and other receivables	-	3
Other financial assets	257	284
Non-current tax receivable	37	37
Deferred tax assets	46	49
	_____	_____
Total non-current assets	2,152	2,163
	_____	_____
Inventories	3	3
Trade and other receivables	542	462
Current tax receivable	6	4
Other financial assets	10	-
Cash and cash equivalents	205	1,137
	_____	_____
Total current assets	766	1,606
	_____	_____
Total assets (note 3)	2,918	3,769
	_____	_____
LIABILITIES
Loans and other borrowings	(475)	(427)
Derivative financial instruments	-	(3)
Trade and other payables	(585)	(616)
Loyalty programme liability	(259)	(223)
Provisions	(5)	(15)
Current tax payable	(68)	(85)
	_____	_____
Total current liabilities	(1,392)	(1,369)
	_____	_____
Loans and other borrowings	(1,559)	(1,239)
Retirement benefit obligations	(141)	(129)
Trade and other payables	(208)	(152)
Loyalty programme liability	(445)	(426)
Deferred tax liabilities	(205)	(135)
	_____	_____
Total non-current liabilities	(2,558)	(2,081)
	_____	_____
Total liabilities	(3,950)	(3,450)
	_____	_____
Net (liabilities)/assets	(1,032)	319
	_____	_____
EQUITY
Equity share capital	154	169
Capital redemption reserve	10	11
Shares held by employee share trusts	(12)	(18)
Other reserves	(2,873)	(2,888)
Unrealised gains and losses reserve	110	113
Currency translation reserve	365	269
Retained earnings	1,206	2,653
	_____	_____
IHG shareholders’ equity	(1,040)	309
Non-controlling interest	8	10
	_____	_____
Total equity	(1,032)	319
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the six months ended 30 June 2016

	2016 6 months ended 30 June	2015 6 months ended 30 June
	$m	$m

Profit for the period	201	368
Adjustments reconciling profit for the period to cash flow from operations (note 8)	221	(55)
	_____	_____
Cash flow from operations	422	313
Interest paid	(12)	(15)
Interest received	4	1
Tax paid on operating activities	(32)	(72)
	_____	_____
Net cash from operating activities	382	227
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(18)	(27)
Purchase of intangible assets	(69)	(58)
Investment in other financial assets	(10)	(20)
Investment in associates and joint ventures	(7)	(16)
Loan advances to associates and joint ventures	(1)	(2)
Acquisition of business, net of cash acquired	-	(438)
Capitalised interest paid	(3)	(2)
Disposal of hotel assets, net of costs and cash disposed	(4)	363
Proceeds from other financial assets	13	6
Capital returns from associates and joint ventures	2	-
	_____	_____
Net cash from investing activities	(97)	(194)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(10)	(47)
Dividends paid to shareholders	(1,637)	(125)
Dividends paid to non-controlling interests	(5)	-
Transaction costs relating to shareholder returns	(1)	-
New borrowings	-	400
Increase/(decrease) in other borrowings	395	(208)
Proceeds from foreign exchange swaps	-	22
	_____	_____
Net cash from financing activities	(1,258)	42
	_____	_____
Net movement in cash and cash equivalents in the period	(973)	75

Cash and cash equivalents, net of overdrafts, at beginning of the period	1,098	55
Exchange rate effects	(30)	(31)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the period	95	99
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. Other than the change noted below, they have been prepared on a consistent basis using the same accounting policies and methods of computation set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Form 20-F for the year ended 31 December 2015.

With effect from 1 January 2016, the Group has adopted Amendments to IAS 1 ‘Disclosure Initiative’ which has resulted in the reporting of the Group’s loyalty programme liability as a separate line item on the face of the Group statement of financial position.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, the condensed interim financial statements continue to be prepared on a going concern basis.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2015 has been extracted from the Group’s published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor’s report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate is $1 = £0.70 (2015 $1 = £0.66). In the case of the euro, the translation rate is $1 = €0.90 (2015 $1 = €0.90).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1 = £0.74 (2015 30 June $1 = £0.64; 31 December $1 = £0.68). In the case of the euro, the translation rate is $1 = €0.90 (2015 30 June $1 = €0.89; 31 December $1 = €0.92).

3.	Segmental information

	Revenue	2016 6 months ended 30 June	2015 6 months ended 30 June
		$m	$m

	Americas	490	471
	Europe	109	144
	AMEA	115	116
	Greater China	55	118
	Central	69	66
		_____	_____
	Total revenue	838	915
		_____	_____
	All results relate to continuing operations.

Profit	2016 6 months ended 30 June $m	2015 6 months ended 30 June $m

Americas	313	295
Europe	34	36
AMEA	39	40
Greater China	20	34
Central	(62)	(68)
	_____	_____
Operating profit before exceptional items	344	337
Exceptional operating items (note 4)	(5)	164
	_____	_____
Operating profit	339	501

Financial income	4	2
Financial expenses	(45)	(45)
	_____	_____
Profit before tax	298	458
	_____	_____
All results relate to continuing operations.

Assets	2016 30 June $m	2015 31 December $m

Americas	1,454	1,355
Europe	365	383
AMEA	262	260
Greater China	145	148
Central	398	396
	_____	_____
Segment assets	2,624	2,542

Unallocated assets:
Non-current tax receivable	37	37
Deferred tax assets	46	49
Current tax receivable	6	4
Cash and cash equivalents	205	1,137
	_____	_____
Total assets	2,918	3,769
	_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)
Relates to the costs of integrating Kimpton Hotel & Restaurant Group, LLC (‘Kimpton’) into the operations of the Group. Kimpton, an unlisted company operating boutique hotels based in the US, was acquired on 16 January 2015. The integration programme remains in progress and will be completed in 2017.

b)	Arose from changes to the Venezuelan exchange rate mechanisms and the adoption of the SIMADI exchange rate.
c)	Related to the implementation of more efficient processes and procedures in the Group’s Global Technology infrastructure to help mitigate future cost increases.
d)	Arose from the sale of InterContinental Paris – Le Grand on 20 May 2015.
e)
In 2016, relates to tax relief on the Kimpton integration costs. In 2015, related to tax charges of $16m on the sale of InterContinental Paris – Le Grand, offset by tax relief of $4m in respect of the Kimpton acquisition, $3m on other 2015 exceptional costs and a credit of $7m relating to deferred tax adjustments arising from exceptional transactions in prior years.

5.	Tax

The tax charge on profit for the period from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using an interim effective tax rate of 33% (2015 30%) analysed as follows:

	2016	2016	2016	2015	2015	2015
6 months ended 30 June	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	303	(99)	33%	294	(88)	30%

Exceptional items	(5)	2		164	(2)
	_____	_____		_____	____
	298	(97)		458	(90)
	_____	_____		_____	_____
Analysed as:
UK tax		1			(3)
Foreign tax		(98)			(87)
		_____			_____
		(97)			(90)
		_____			_____

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional impact of the weighted average number of dilutive ordinary share awards outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

Continuing and total operations	2016 6 months ended 30 June	2015 6 months ended 30 June

Basic earnings per ordinary share
Profit available for equity holders ($m)	200	367
Basic weighted average number of ordinary shares (millions)	228	235
Basic earnings per ordinary share (cents)	87.7	156.2
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	200	367
Diluted weighted average number of ordinary shares (millions)	229	237
Diluted earnings per ordinary share (cents)	87.3	154.9
	_____	_____
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	200	367
Adjusting items (note 4):
Exceptional operating items ($m)	5	(164)
Tax on exceptional operating items ($m)	(2)	2
	_____	_____
Adjusted earnings ($m)	203	205
Basic weighted average number of ordinary shares (millions)	228	235
Adjusted earnings per ordinary share (cents)	89.0	87.2
	_____	_____
Diluted weighted average number of ordinary shares (millions)	229	237
Adjusted diluted earnings per ordinary share (cents)	88.6	86.5
	_____	_____

The diluted weighted average number of ordinary shares is calculated as:
	2016 millions	2015 millions
Basic weighted average number of ordinary shares	228	235
Dilutive potential ordinary shares	1	2
	_____	_____
	229	237
	_____	_____

7.	Dividends and shareholder returns
		2016 cents per share	2015 cents per share	2016 $m	2015 $m
	Paid during the period:
	Final (declared for previous year)	57.5	52.0	137	125
	Special	632.9	-	1,500	-
		_____	_____	_____	_____
		690.4	52.0	1,637	125
		_____	_____	_____	_____
	Proposed for the period:
	Interim	30.0	27.5	59	63*
		_____	_____	_____	_____
	*Amount paid

On 23 February 2016, the Group announced a $1.5bn return of funds to shareholders by way of a special dividend and share consolidation. On 6 May 2016, shareholders approved the share consolidation on the basis of 5 new ordinary shares of 18 318/329p per share for every 6 existing ordinary shares of 15 265/329p, which became effective on 9 May 2016 and resulted in the consolidation of 42m shares. The dividend was paid on 23 May 2016.

The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

The total number of shares held as treasury shares at 30 June 2016 was 8.9m.

8. Reconciliation of profit for the period to cash flow from operations
	2016 6 months ended 30 June	2015 6 months ended 30 June
	$m	$m

Profit for the period	201	368
Adjustments for:
Net financial expenses	41	43
Income tax charge	97	90
Depreciation and amortisation	48	49
Exceptional operating items	5	(164)
Equity-settled share-based cost	11	11
Dividends from associates and joint ventures	2	2
Net change in loyalty programme liability and System Fund surplus	110	107
Other changes in net working capital	(82)	(160)
Net settlement of litigation claim	(4)	-
Retirement benefit contributions, net of costs	-	(1)
Cash flows relating to exceptional operating items	(10)	(33)
Other items	3	1
	_____	_____
Total adjustments	221	(55)
	_____	_____
Cash flow from operations	422	313
	_____	_____

9.	Net debt
		2016 30 June	2015 31 December
		$m	$m

	Cash and cash equivalents	205	1,137
	Loans and other borrowings – current	(475)	(427)
	Loans and other borrowings – non-current	(1,559)	(1,239)
		_____	_____
	Net debt	(1,829)	(529)
		_____	_____
	Finance lease obligation included above	(226)	(224)
		_____	_____

10.	Movement in net debt
		2016 6 months ended 30 June	2015 6 months ended 30 June
		$m	$m

	Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(973)	75
	Add back cash flows in respect of other components of net debt:
	New borrowings	-	(400)
	(Increase)/decrease in other borrowings	(395)	208
		_____	_____
	Increase in net debt arising from cash flows	(1,368)	(117)

	Non-cash movements:
	Finance lease obligations	(2)	(2)
	Increase in accrued interest	(30)	(23)
	Exchange and other adjustments	100	(35)
		_____	_____
	Increase in net debt	(1,300)	(177)

	Net debt at beginning of the period	(529)	(1,533)
		_____	_____
	Net debt at end of the period	(1,829)	(1,710)
		_____	_____

11.	Fair values
	The table below compares carrying amounts and fair values of the Group’s financial assets and liabilities at 30 June 2016:
		2016 30 June Carrying value $m	2016 30 June Fair value $m	2015 31 December Carrying value $m	2015 31 December Fair value $m
	Financial assets:
	Equity securities available-for-sale	141	141	150	150
	Loans and receivables	126	126	134	134
		_____	_____	_____	_____
		267	267	284	284
		_____	_____	_____	_____
	Financial liabilities:
	£250m 6% bonds 2016	(348)	(344)	(371)	(386)
	£400m 3.875% bonds 2022	(546)	(580)	(588)	(608)
	£300m 3.75% bonds 2025	(413)	(432)	(444)	(443)
	Finance lease obligations	(226)	(342)	(224)	(305)
	Unsecured bank loans	(391)	(391)	-	-
		_____	_____	_____	_____
		(1,924)	(2,089)	(1,627)	(1,742)
		_____	_____	_____	_____

Cash and cash equivalents, trade and other receivables, bank overdrafts, trade and other payables and provisions are excluded from the above tables as their fair value approximates book value. The fair value of loans and receivables approximates book value based on prevailing market rates. The fair value of the £250m, £400m and £300m bonds is based on their quoted market price. The fair value of finance lease obligations is calculated by discounting future cash flows at prevailing interest rates. The fair value of unsecured bank loans approximates book value as interest rates reset to market rates on a frequent basis.
Equity securities available-for-sale and derivatives are held in the Group statement of financial position at fair value as set out in the following table.

30 June 2016	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	16	-	-	16
Unquoted equity shares	-	-	125	125
31 December 2015	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets
Equity securities available-for-sale:
Quoted equity shares	14	-	-	14
Unquoted equity shares	-	-	136	136

Liabilities
Derivatives	-	(3)	-	(3)

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Level 2 derivatives consist of foreign exchange swaps which are valued using data from observable swap curves, adjusted to take account of the Group’s own credit risk.

The Level 3 equity securities relate to investments in unlisted shares which are valued either by applying an average price-earnings (P/E) ratio for a competitor group to the earnings generated by the investment, or by reference to share of net assets if the investment is currently loss-making or a recent property valuation is available. The average P/E ratio for the period was 19.7 (2015 31 December 21.9) and a non-marketability factor of 30% (2015 31 December 30%) was applied.

A 10% increase in the average P/E ratio would result in a $2m increase (2015 31 December $3m) in the fair value of the investments and a 10% decrease in the average P/E ratio would result in a $2m decrease (2015 31 December $3m) in the fair value of the investments. A 10% increase in net assets would result in a $7m increase (2015 31 December $8m) in the fair value of investments and a 10% decrease in net assets would result in a $7m decrease (2015 31 December $8m) in the fair value of the investments.

There were no transfers between Level 1 and Level 2 fair value measurements during the period and no transfers into and out of Level 3.

The following table reconciles movements in instruments classified as Level 3 during the period:

				$m

At 1 January 2016				136
Proceeds				(6)
Valuation losses recognised in other comprehensive income				(5)
				____
At 30 June 2016				125
				_____

12.	Commitments and contingencies

At 30 June 2016, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $92m (2015 31 December $76m). The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $42m at 30 June 2016 based on current forecasts (2015 31 December $45m).

On 26 July 2016, Kimpton Hotels and Restaurants announced that it had been made aware of a report of unauthorised charges occurring on payment cards that were previously used legitimately at Kimpton properties. Due to the recent discovery of these occurrences and the investigation process being in the early stages, it is not practicable to make a reliable estimate of the possible financial effect on the Group at this time.

At 30 June 2016, the Group had no other contingent liabilities (2015 31 December $nil).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts. At 30 June 2016, the amount provided in the financial statements was $nil (2015 31 December $1m) and the maximum unprovided exposure under such guarantees was $13m (2015 31 December $13m).

The Group may guarantee bank loans made to facilitate third-party ownership of hotels in which the Group has an equity interest. At 30 June 2016, there were such guarantees of $33m in place (2015 31 December $30m). The Group has also provided an indemnity to its joint venture partner for 100% of the obligations related to a $43m supplemental bank loan made to the Barclay associate on 31 December 2015.

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The Group has also given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2016 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 12. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) , ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2016 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
London
1 August 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	02 August 2016